INTERMEDIATE MUNICIPAL TRUST
ITEM 77 K
CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Change of Independent Auditors:

On May 19, 1999, the Trust's Board of Trustees, upon the recommendation of the Audit Committee of the Board of Trustees, requested and subsequently accepted the resignation of Arthur Andersen LLP
("AA") as the Trust's independent auditors. AA's reports on the Trust's financial statements for the fiscal years ended
May 31, 1998, and May 31, 1999, contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Trust's fiscal years ended May 31, 1998, and May 31, 1999, (i) there were no disagreements with AA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of AA, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years; and (ii) there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Act of 1934, as amended.

The Trust, by action of its Board of Trustees, upon the recommendation of the Audit Committee of the Board, has engaged Ernst & Young LLP ("E&Y") as the independent auditors to audit the Trust's financial statements for the fiscal year ending May 31, 2000. During the Trust's fiscal years ended May 31, 1998, and May 31, 1999, neither the Trust nor anyone on its behalf has consulted E&Y on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust's financial statements or
(ii)  concerned the subject of disagreement (as defined in paragraph
(iii)  (a)(1)(iv) of Item 304 of Regulation S-K) of reportable events
(iv)   (as described in paragraph (a)(1)(v) of said Item 304).